FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (“Trilogy” or the “Company”)
155 108th Avenue NE, Suite 400
Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

February 15, 2019

ITEM 3:	NEWS RELEASE

A news release announcing the material change was issued on February 15, 2019 through Global Newswire and a copy was subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On February 15, 2019, the Company announced that its Bolivian subsidiary, NuevaTel entered into a definitive asset purchase agreement (the “Purchase Agreement”) to sell 633 of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian subsidiary of Phoenix Tower International (“PTI”) for an aggregate cash consideration of approximately US$100 million subject to any necessary adjustments. The transactions contemplated under the Purchase Agreement are expected to close in stages and as a condition to the initial closing, the Company concurrently entered into a multi-year lease agreement on February 15, 2019 (the “Lease Agreement”) whereby PTI will provide NuevaTel with access to certain wireless communication towers and the right to use and operate such sites to support NuevaTel’s wireless network and rollout plans.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On February 15, 2019, the Company announced that its Bolivian subsidiary, NuevaTel entered into the Purchase Agreement to sell 633 of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian subsidiary of PTI for an aggregate cash consideration of approximately US$100 million subject to any necessary adjustments. The transactions contemplated under the Purchase Agreement are expected to close in stages subject to all conditions to closing being satisfied. The first closings are expected to occur in mid-February and are expected to include 400 towers and result in cash consideration to NuevaTel of approximately US$65 million subject to any necessary adjustments.

As a condition to the initial closing, the Company concurrently entered into the Lease Agreement on February 15, 2019 whereby PTI will provide NuevaTel with access to certain wireless communication towers and the right to use and operate such sites to support NuevaTel’s wireless network and rollout plans.

The Purchase Agreement and the Lease Agreement include customary representations, warranties and covenants of each respective party.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated February 25, 2019.